SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 11 March 2026
Exhibit 1.2	Payment of dividends in sterling dated 17 March 026
Exhibit 1.3	Director/PDMR Shareholding dated 19 March 2026
Exhibit 1.4	Director/PDMR Shareholding dated 19 March 2026
Exhibit 1.5	Director/PDMR Shareholding dated 24 March 2026

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Interim CEO / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.1	62
d)	Aggregated information - Volume - Price - Total	62 £5.1 £316.20
e)	Date of the transaction	10 March 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.1	5
d)	Aggregated information - Volume - Price - Total	5 £5.1 £25.50
e)	Date of the transaction	10 March 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation

Exhibit 1.2

17 March 2026

BP p.l.c.
Fourth quarter interim dividend for 2025
Payments of dividends in sterling

On 10 February 2026, the Directors of BP p.l.c. announced that the interim dividend for the fourth quarter of 2025 would be US$0.0832 per ordinary share (US$0.4992 per ADS). This interim dividend is to be paid on 27 March 2026 to shareholders on the share register on 20 February 2026. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. The board has decided not to offer a scrip dividend alternative in respect of the fourth quarter 2025 dividend. Dividend reinvestment plans have been made available for this dividend for ordinary shareholders and ADS holders (subject to certain exceptions) to receive additional bp shares.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the three dealing days between 11 March and 13 March 2026 (£1 = US$1.33634). Accordingly, the amount of sterling dividend payable in cash on 27 March 2026 will be:

6.2260 pence per share.

Details of the fourth quarter dividend and timetable are available at bp.com/dividends. For further information on your dividend payment options, visit bp.com/drip.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Douglas Dryburgh
2	Reason for the notification
a)	Position/status	Person Closely Associated with Kerry Dryburgh, EVP, people, culture & communications and chief human resources and communications officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Sale of Ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.654954	228,847
d)	Aggregated information - Volume - Price - Total	228,847 £5.654954 £1,294,119.26
e)	Date of the transaction	19 March 2026
f)	Place of the transaction	London Stock Exchange XLON

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	William Lin
2	Reason for the notification
a)	Position/status	EVP, gas & low carbon energy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Sale of Ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.520075	100,000
d)	Aggregated information - Volume - Price - Total	100,000 £5.520075 £552,007.50
e)	Date of the transaction	17 March 2026
f)	Place of the transaction	London Stock Exchange XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	William Lin
2	Reason for the notification
a)	Position/status	EVP, gas & low carbon energy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs). Each representing 6 ordinary shares of $0.25 each US0556221044
b)	Nature of the transaction	Sale of ADSs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$44.156987 (average)	10,000
d)	Aggregated information - Volume - Price - Total	10,000 $44.156987 $441,569.87
e)	Date of the transaction	17 March 2026
f)	Place of the transaction	New York Stock Exchange XNYS

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation

Exhibit 1.5

BP p.l.c.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Sosso
2	Reason for the notification
a)	Position/status	EVP, legal
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs). Each representing 6 ordinary shares of $0.25 each US0556221044
b)	Nature of the transaction	Sale of ADSs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$43.240 (average)	14,308.526
d)	Aggregated information - Volume - Price - Total	14,308.526 $43.240 $618,700.66
e)	Date of the transaction	23 March 2026
f)	Place of the transaction	New York Stock Exchange XNYS

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 April 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary